Exhibit 21

Subsidiaries of the Registrant	State of Incorporation

1) Spacehab Government Services	Colorado
2) Space Media Incorporated	Delaware
3) Space Portal, Inc.	Delaware
4) Spacehab Microgravity Sciences, Inc.	Delaware
5) Spacehab Orbital Transportation, Inc.	Delaware
6) Astrogenetix Corporation	Delaware
7) Airward Corporation	Delaware
8) 1st Detect Corporation	Delaware
9) Derma Systems, Inc.	Delaware
10) Spacetech, Inc.	Delaware
11) Astrotech Space Operations, Inc.	Delaware
12) Astrotech Florida Holdings, Inc.	Florida